SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1) *

Gritstone Oncology, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

39868T105

(CUSIP Number)

December 31, 2020

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Securities Exchange Act”) or otherwise subject to the liabilities of that section of the Securities Exchange Act but shall be subject to all other provisions of the Securities Exchange Act (however, see the Notes).

CUSIP No. 39868T105

1.	Name of Reporting Person The Column Group II, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 0.0%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 39868T105

1.	Name of Reporting Person The Column Group II GP, LP
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 0.0%
12.	Type of Reporting Person (See Instructions): PN

CUSIP No. 39868T105

1.	Name of Reporting Person Peter Svennilson
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: Sweden

Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 0.0%
12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 39868T105

1.	Name of Reporting Person David V. Goeddel
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒
3.	SEC Use Only:
4.	Citizenship or Place of Organization: United States of America

Number of Shares Beneficially by Owned by Each Reporting Person With	5.	Sole Voting Power: 0
	6.	Shared Voting Power: 0
	7.	Sole Dispositive Power: 0
	8.	Shared Dispositive Power: 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions): ☐
11.	Percent of Class Represented by Amount in Row (9): 0.0%
12.	Type of Reporting Person (See Instructions): IN

CUSIP No. 39868T105

This Amendment No. 1 (“Amendment No. 1”) amends and supplements the Schedule 13G initially filed with the Securities and Exchange Commission on August 7, 2018 (the “Original Schedule 13G”) by the following reporting persons (each a “Reporting Person” and collectively the “Reporting Persons”): The Column Group II LP. (“TCG II LP”); TCG II LP’s sole general partner, The Column Group GP, LP (“TCG II GP”); and TCG II GP’s two managing members, Mr, Peter Svennilson and Mr. David Goeddel. Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment No. 1 have the meanings ascribed to them in the Original Schedule 13G.

Item 4.	Ownership.

(a) Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person.

(b) Percent of Class:

See Row 11 of the cover page for each Reporting Person.

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote:

See Row 5 of the cover page for each Reporting Person.

(ii) Shared power to vote or to direct the vote:

See Row 6 of the cover page for each Reporting Person.

(iii) Sole power to dispose or to direct the disposition of:

See Row 7 of the cover page for each Reporting Person.

(iv) Shared power to dispose or to direct the disposition of:

See Row 8 of the cover page for each Reporting Person.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the Reporting Persons have ceased to be the beneficial owner of more than 5% of the class of securities, check the following: ☒

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certifications.

Not applicable.

Material to be Filed as Exhibits.

Exhibit 1 – Joint Filing Agreement.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 12, 2021

THE COLUMN GROUP II, LP		THE COLUMN GROUP II GP, LP

By:	The Column Group II GP, LP

By:	/s/ Peter Svennilson	By:	/s/ Peter Svennilson
Name:	Peter Svennilson	Name:	Peter Svennilson
Title:	Managing Partner	Title:	Managing Partner

By:	/s/ Peter Svennilson
Peter Svennilson

By:	/s/ David V. Goeddel
David V. Goeddel